Independent Auditors’ Report

To the Board of Trustees

Wells Fargo Funds Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Funds of Wells Fargo Funds Trust (the “Funds”) as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of February 28, 2003. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2003, and with respect to agreement of security purchases and sales, for the period December 31, 2002, the date of our last examination, through February 28, 2003.

(1)	Inspection of documentation of all securities located in the vault, if any, of Wells Fargo Bank, Minnesota, N.A., the Custodian;

(2)	Inspection of documentation of securities held in book entry form by Participant Trust Company, Bankers Trust Company, Bank of New York, Morgan Stanley Trust Company, Depository Trust Company, and the Federal Reserve Bank and examination of selected security position reconciliations;

(3)	Inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) or (2) above and examination of selected security position reconciliations;

(4)	Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

(5)	Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

(6)	Tests of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds of Wells Fargo Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28 2003, with respect to securities reflected in the investment accounts of the Funds of Wells Fargo Funds Trust, are fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds of Wells Fargo Funds Trust as listed in Appendix A and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

San Francisco, California

April 11, 2003

April 11, 2003

KPMG LLP

Three Embarcadero Center

San Francisco, CA 94110-4073

RE:	Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of the funds listed in Appendix A, Wells Fargo Funds Trust (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2003, and for the period from December 31, 2002 through February 28, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2003, and for the period from December 31, 2002 through February 28, 2003, with respect to securities reflected in the investment accounts.

Sincerely,

/s/ Denise Lewis

Vice President

Wells Fargo Funds Management

Appendix A

Funds Trust

Wells Fargo Funds Trust Outlook 2010 Fund

Wells Fargo Funds Trust Outlook 2020 Fund

Wells Fargo Funds Trust Outlook 2030 Fund

Wells Fargo Funds Trust Outlook 2040 Fund

Wells Fargo Funds Trust Outlook Today Fund